Exhibit 99.1

News Release

Suncor Energy reports third quarter 2026 results

Unless otherwise noted, all financial figures are unaudited, presented in Canadian dollars (Cdn$), and derived from the company’s condensed consolidated financial statements which are based on Canadian generally accepted accounting principles (GAAP), specifically International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and are prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting. Production volumes are presented on a working-interest basis, before royalties, except for production values from the company's Libya operations, which are presented on an economic basis. Certain financial measures referred to in this news release (adjusted funds from operations, adjusted operating earnings, free funds flow, and net debt) are not prescribed by GAAP. See the Non-GAAP Financial Measures section of this news release. References to Oil Sands operations exclude Suncor Energy Inc.’s ownership of Fort Hills and interest in Syncrude.

Calgary, Alberta (November 3, 2026) Suncor Energy (TSX: SU) (NYSE: SU)

Third Quarter Highlights

•	Generated record quarterly adjusted funds from operations of $6.7 billion and free funds flow of $5.2 billion.
•	Returned more than $2.0 billion to shareholders, with nearly $1.4 billion in share repurchases and nearly $700 million in dividends.
•	Leveraged unparalleled integration through record bitumen transfers, supporting strong upstream production of 853,000 bbls/d.
•	Achieved record third quarter refined product sales of 677,000 bbls/d, backed by strong refining throughput of 488,000 bbls/d.
•	Subsequent to the quarter, monthly share repurchases increased by 50% to $750 million.
•	Subsequent to the quarter, increased the quarterly dividend by 10% to $0.66 per share.
•	Agreement reached to divest non-core offshore assets including Terra Nova, White Rose and West White Rose.

“The third quarter was highlighted by record adjusted funds from operations and the ingenuity of our teams, who continue to find new ways to create value through our unparalleled integration, most recently by sustaining Edmonton refinery throughput during a turnaround,” said Rich Kruger, Chief Executive Officer. “Our confidence in the continued earnings power and resiliency of our business has allowed us to increase our dividend and our monthly share repurchases, while also returning tremendous value to Canadians with significantly higher royalty payments and income taxes.”

Third Quarter Results

Financial Highlights	Q3	Q2	Q3
($ millions, unless otherwise noted)	2026	2026	2025
Net earnings	3 814	3 732	1 619
Per common share(1) (dollars)	3.27	3.17	1.34
Adjusted operating earnings(2)	4 631	3 804	1 794
Per common share(1)(2) (dollars)	3.97	3.23	1.48
Adjusted funds from operations(2)	6 705	5 329	3 831
Per common share(1)(2) (dollars)	5.75	4.52	3.16
Cash flow provided by operating activities	6 196	5 655	3 785
Per common share(1) (dollars)	5.31	4.80	3.13
Capital expenditures excluding capitalized interest	1 468	1 310	1 439
Free funds flow(2)	5 196	3 980	2 347
Dividend per common share(1) (dollars)	0.60	0.60	0.57
Share repurchases per common share(3) (dollars)	1.16	0.89	0.62
Returns to shareholders(4)	2 048	1 756	1 438
Operating, selling and general expenses	3 552	3 419	3 270
Net debt(2)	1 751	4 481	7 147
Operating Highlights
Total upstream production (mbbls/d)	852.5	760.9	870.0
Refinery crude oil throughput (mbbls/d)	487.7	470.6	491.7
Refinery utilization(5) (%)	95	92	96
(1)	Presented on a basic per share basis.
(2)	Non-GAAP financial measures or contains non-GAAP financial measures. See the Non-GAAP Financial Measures section of this news release.
(3)	Calculated as the cost of share repurchases, excluding taxes paid on share repurchases, divided by the weighted average number of shares outstanding.
(4)	Includes dividends paid on common shares and repurchases of common shares; excludes taxes paid on common share repurchases.
(5)	Effective January 1, 2026, Suncor increased the nameplate capacity of its refining network by 10% from 466,000 bbls/d to 511,000 bbls/d. Prior quarter utilization rates have been restated to reflect this change.

Financial Results

Adjusted Operating Earnings Reconciliation(1)

	Q3	Q2	Q3
($ millions)	2026	2026	2025
Net earnings	3 814	3 732	1 619
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(4)	132	186
Unrealized loss (gain) on risk management activities	65	(131)	5
Gain on disposal of asset	(65)	—	—
Asset impairment related to non-core asset divestiture	1 080	—	—
One-time legislative change to benefits	—	63	—
Income tax (recovery) expense on adjusted operating earnings adjustments	(259)	8	(16)
Adjusted operating earnings(1)	4 631	3 804	1 794
(1)	Non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax (recovery) expense on adjusted operating earnings adjustments line. See the Non-GAAP Financial Measures section of this news release.
•	Suncor’s adjusted operating earnings increased to $4.631 billion ($3.97 per common share) in the third quarter of 2026, compared to $1.794 billion ($1.48 per common share) in the prior year quarter, primarily due to higher upstream price realizations, increased downstream margins and increased high-value global export sales, partially offset by a corresponding increase in royalties and tax expense.
•	Net earnings increased to $3.814 billion ($3.27 per common share) in the third quarter of 2026, compared to $1.619 billion ($1.34 per common share) in the prior year quarter. In addition to the factors impacting adjusted operating earnings, net earnings for the third quarter of 2026 and the prior year quarter were impacted by the items shown in the table above, which included a non-cash asset impairment of $1.080 billion recorded in the E&P segment related to the planned sale of the company’s non-core offshore assets Terra Nova, White Rose and West White Rose.
•	Adjusted funds from operations increased to $6.705 billion ($5.75 per common share) in the third quarter of 2026, compared to $3.831 billion ($3.16 per common share) in the prior year quarter, and were primarily influenced by the same factors impacting adjusted operating earnings. Adjusted funds from operations benefited from the strength of Suncor’s integrated operations, as the upstream captured strong benchmark pricing and the downstream benefited from higher cracking margins.
•	Cash flow provided by operating activities, which includes changes in non-cash working capital, was $6.196 billion ($5.31 per common share) in the third quarter of 2026, compared to $3.785 billion ($3.13 per common share) in the prior year quarter.
•	Free funds flow increased to $5.196 billion ($4.46 per common share), compared to $2.347 billion ($1.94 per common share) in the prior year quarter, and was primarily influenced by the same factors impacting adjusted funds from operations.
•	Operating, selling and general (OS&G) expenses were $3.552 billion in the third quarter of 2026, compared to $3.270 billion in the prior year quarter, with the increase primarily due to increased mining activity, higher share-based compensation expense and higher commodity input costs.
•	Strong net earnings translated to third quarter current income tax and royalties expenses totalling $3.518 billion, predominantly attributable to Canada. Current income tax and royalties expenses for the nine months ended September 30, 2026, totalled $8.067 billion.

Operating Results

	Q3	Q2	Q3
(mbbls/d, unless otherwise noted)	2026	2026	2025
Upstream
Total Oil Sands bitumen production	948.0	815.2	958.3
SCO and diesel production	557.9	510.0	571.2
Inter-asset transfers and consumption	(29.8)	(27.8)	(27.1)
Upgraded production – net SCO and diesel	528.1	482.2	544.1
Bitumen production	352.1	273.9	334.6
Inter-asset transfers	(91.7)	(66.0)	(66.5)
Non-upgraded bitumen production	260.4	207.9	268.1
Total Oil Sands production	788.5	690.1	812.2
Exploration and Production	64.0	70.8	57.8
Total upstream production	852.5	760.9	870.0
Upstream sales	837.5	782.1	887.2

Downstream
Refinery utilization(1) (%)	95	92	96
Refinery crude oil throughput	487.7	470.6	491.7
Refined product sales	676.9	654.8	646.8

•	Total Oil Sands bitumen production was 948,000 bbls/d in the third quarter of 2026, compared to 958,300 bbls/d in the prior year quarter, with the decrease primarily due to lower mining production at Syncrude related to increased maintenance activities, partially offset by record third quarter Firebag production.
•	The company’s net synthetic crude oil (SCO) production decreased to 528,100 bbls/d with upgrader utilization of 98% in the third quarter of 2026, compared to 544,100 bbls/d and 102%, respectively, in the prior year quarter, primarily due to the planned upgrader maintenance activities at Syncrude.
•	Non-upgraded bitumen production was 260,400 bbls/d in the third quarter of 2026, compared to 268,100 bbls/d in the prior year quarter, consistent with lower bitumen production.
•	Exploration and Production (E&P) production increased to 64,000 bbls/d in the third quarter of 2026, compared to 57,800 bbls/d in the prior year quarter, primarily due to higher production at Terra Nova.
•	Refinery crude oil throughput of 487,700 bbls/d with refinery utilization(1) of 95% was comparable to 491,700 bbls/d and 96%, respectively, in the prior year quarter. Strong current quarter operating performance was offset by increased planned maintenance activities at the Montreal refinery. The company was able to fully mitigate the expected throughput impacts of planned maintenance at its Edmonton refinery by leveraging its regional integration with Oil Sands. In Eastern Canada, the impacts of a third-party refinery supply pipeline outage were largely mitigated through the company's feedstock optionality and logistics capabilities.
•	Refined product sales increased to a third quarter record of 676,900 bbls/d, compared to 646,800 bbls/d in the prior year quarter, as Suncor leveraged prior debottlenecking efforts to increase high-value export capacity, and delivered more domestic volumes through high-value retail channels, including Canada’s number one retail brand.

(1)

Effective January 1, 2026, Suncor increased the nameplate capacity of its refining network by 10% from 466,000 bbls/d to 511,000 bbls/d. Prior quarter utilization rates have been restated to reflect this change.

Corporate and Strategy Updates

•	Share repurchases increased to $750 million per month. Beginning in October 2026, Suncor increased planned monthly share repurchases to $750 million, from $500 million, projecting total 2026 share repurchases of $5.5 billion.
•	Quarterly dividend increase. Subsequent to the third quarter, Suncor’s board of directors approved a quarterly dividend of $0.66 per share, an increase of 10% over the prior quarter dividend, reflecting Suncor’s confidence in the earnings power and resiliency of its business.
•	Suncor to divest non-core offshore assets. Subsequent to the quarter, Suncor executed an agreement to sell its 48% interest in Terra Nova, 40% interest in White Rose and 38.6% interest in West White Rose offshore assets for $1.2 billion (US$860 million) and an additional contingent payment of up to $350 million (US$250 million), based on future oil prices. For the nine months ended September 30, 2026, total production of these assets was 17,000 bbls/d. All investment commitments and future liabilities associated with the assets will be transferred to the purchaser, including a $500 million regulatory well compliance program starting in 2027 at Terra Nova and the total present value of estimated future abandonment and lease liabilities of $1.4 billion. The transaction has an effective date of July 1, 2026, and is expected to close in early 2027, subject to customary closing conditions, regulatory approvals and partner consents.

Corporate Guidance Updates

There have been no changes to the 2026 corporate guidance ranges previously updated on August 4, 2026.

For further details and advisories regarding Suncor’s 2026 corporate guidance, see www.suncor.com/guidance.

Non-GAAP Financial Measures

Certain financial measures in this news release – namely adjusted funds from operations, adjusted operating earnings, free funds flow, net debt, and related per share or per barrel amounts – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, as applicable, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Adjusted Operating Earnings

Adjusted operating earnings is a non-GAAP financial measure that adjusts net earnings for significant items that are not indicative of operating performance. Management uses adjusted operating earnings to evaluate operating performance because management believes it provides better comparability between periods. Adjusted operating earnings are reconciled to net earnings in the news release above.

Adjusted Funds From (Used In) Operations

Adjusted funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, commodity price volatility, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory, which management believes reduces comparability between periods.

Three months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Earnings (loss) before income taxes	2 833	1 638	(657)	142	3 194	878	(404)	(441)	—	—	4 966	2 217
Adjustments for:
Depreciation, depletion, amortization and impairment	1 350	1 261	1 222	161	291	275	31	34	—	—	2 894	1 731
Accretion	129	126	20	16	4	3	—	—	—	—	153	145
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	—	—	—	—	—	—	(4)	186	—	—	(4)	186
Change in fair value of financial instruments and trading inventory	83	(122)	(18)	(30)	100	62	—	—	—	—	165	(90)
Gain on disposal of assets	(65)	—	—	—	—	(16)	—	(1)	—	—	(65)	(17)
Share-based compensation	94	59	6	3	43	30	130	89	—	—	273	181
Settlement of decommissioning and restoration liabilities	(116)	(107)	(6)	(16)	(21)	(24)	—	—	—	—	(143)	(147)
Other	44	45	3	3	1	8	(3)	(19)	—	—	45	37
Current income tax expense	—	—	—	—	—	—	—	—	(1 579)	(412)	(1 579)	(412)
Adjusted funds from (used in) operations	4 352	2 900	570	279	3 612	1 216	(250)	(152)	(1 579)	(412)	6 705	3 831
Change in non-cash working capital											(509)	(46)
Cash flow provided by operating activities											6 196	3 785

			Exploration and		Refining and		Corporate and
Nine months ended September 30	Oil Sands		Production		Marketing		Eliminations		Income Taxes		Total
($ millions)	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Earnings (loss) before income taxes	7 040	4 157	190	465	6 944	1 927	(1 403)	(608)	—	—	12 771	5 941
Adjustments for:
Depreciation, depletion, amortization and impairment	3 826	3 708	1 564	499	842	792	107	104	—	—	6 339	5 103
Accretion	388	374	59	48	12	10	—	—	—	—	459	432
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	—	—	—	—	—	—	267	(289)	—	—	267	(289)
Change in fair value of financial instruments and trading inventory	51	25	(14)	(2)	86	17	—	—	—	—	123	40
Gain on disposal of assets	(60)	—	—	—	(8)	(16)	(10)	(1)	—	—	(78)	(17)
Share-based compensation	52	(20)	3	(2)	25	(6)	13	(88)	—	—	93	(116)
Settlement of decommissioning and restoration liabilities	(364)	(272)	(22)	(30)	(47)	(51)	—	—	—	—	(433)	(353)
Other	132	137	4	3	38	60	23	96	—	—	197	296
Current income tax expense	—	—	—	—	—	—	—	—	(3 674)	(1 472)	(3 674)	(1 472)
Adjusted funds from (used in) operations	11 065	8 109	1 784	981	7 892	2 733	(1 003)	(786)	(3 674)	(1 472)	16 064	9 565
Change in non-cash working capital											(1 778)	(705)
Cash flow provided by operating activities											14 286	8 860

Free Funds Flow (Deficit)

Free funds flow (deficit) is a non-GAAP financial measure that is calculated by taking adjusted funds from operations and subtracting capital expenditures, including capitalized interest. Free funds flow reflects cash available for increasing distributions to shareholders and reducing debt. Management uses free funds flow to measure the capacity of the company to increase returns to shareholders and to grow Suncor’s business.

			Exploration and		Refining and		Corporate and
Three months ended September 30	Oil Sands		Production		Marketing		Eliminations		Income Taxes		Total
($ millions)	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Adjusted funds from (used in) operations	4 352	2 900	570	279	3 612	1 216	(250)	(152)	(1 579)	(412)	6 705	3 831
Capital expenditures including capitalized interest	(1 062)	(998)	(117)	(182)	(321)	(290)	(9)	(14)	—	—	(1 509)	(1 484)
Free funds flow (deficit)	3 290	1 902	453	97	3 291	926	(259)	(166)	(1 579)	(412)	5 196	2 347

			Exploration and		Refining and		Corporate and
Nine months ended September 30	Oil Sands		Production		Marketing		Eliminations		Income Taxes		Total
($ millions)	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Adjusted funds from (used in) operations	11 065	8 109	1 784	981	7 892	2 733	(1 003)	(786)	(3 674)	(1 472)	16 064	9 565
Capital expenditures including capitalized interest	(2 722)	(2 856)	(371)	(620)	(853)	(832)	(29)	(29)	—	—	(3 975)	(4 337)
Free funds flow (deficit)	8 343	5 253	1 413	361	7 039	1 901	(1 032)	(815)	(3 674)	(1 472)	12 089	5 228

Net Debt and Total Debt

Net debt and total debt are non-GAAP financial measures that management uses to analyze the financial condition of the company. Total debt includes short-term debt, current portion of long-term debt and long-term debt (all of which are GAAP measures). Net debt is equal to total debt less cash and cash equivalents (a GAAP measure).

	September 30	December 31
($ millions, except as noted)	2026	2025
Short-term debt	—	—
Current portion of long-term debt	561	973
Long-term debt	9 191	9 014
Total debt	9 752	9 987
Less: Cash and cash equivalents	8 001	3 650
Net debt	1 751	6 337
Shareholders’ equity	49 673	45 124
Total debt plus shareholders’ equity	59 425	55 111
Total debt to total debt plus shareholders’ equity (%)	16.4	18.1
Net debt to net debt plus shareholders’ equity (%)	3.4	12.3

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) and other information based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; uncertainty related to geopolitical conflict; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may”, “future”, “potential”, “opportunity”, “would”, “priority”, “strategy” and similar expressions. Forward-looking statements in this news release include references to: Suncor's strategy, focus, goals and priorities and the expected benefits therefrom; Suncor’s projection of $5.5 billion of total share repurchases in 2026 resulting from planned monthly share repurchases being increased to $750 million beginning in October 2026; and statements regarding Suncor’s plan to sell its 48% interest in Terra Nova, 40% interest in White Rose and 38.6% interest in West White Rose offshore assets including the expected timing thereof. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Annual Information Form and Annual Report to Shareholders, each dated February 25, 2026, Form 40-F, Suncor’s Report to Shareholders for the Third Quarter of 2026 dated November 3, 2026, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available by referring to suncor.com/FinancialReports or on SEDAR+ at sedarplus.ca or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

To view a full copy of Suncor’s third quarter 2026 Report to Shareholders and the financial statements and notes (unaudited), visit Suncor's profile on sedarplus.ca or sec.gov or visit Suncor’s website at suncor.com/financialreports.

To listen to the conference call discussing Suncor's third quarter results, visit suncor.com/webcasts. The event will be archived for 90 days.

Suncor Energy - Canada’s leading integrated energy company

Suncor’s operations span the full energy value chain, including oil sands mining and in situ operations, upgrading, offshore production, petroleum refining in Canada and the U.S., marketing and trading, and nationwide Petro-Canada™ retail and wholesale networks – delivering reliable energy that fuels economic growth and meets the needs of customers across Canada and globally. With an unwavering focus on safety, operational excellence, and profitability, Suncor is committed to delivering industry-leading performance and long-term shareholder value. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

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